UNITED STATES SECURITIES AND EXCHANGE
COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the Month of September 2018

(Commission File.  No. 000-30718).

SIERRA WIRELESS, INC.
(Translation of registrant’s name in English)

13811 Wireless Way
Richmond, British Columbia, Canada V6V 3A4
(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F     ⃞        40-F     ⊠

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes:     ⃞        No:     ⊠

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes:     ⃞        No:     ⊠

Sierra Wireless Appoints Russell N. Jones to Board of Directors

Accomplished business and technology industry executive brings more than 37 years of international operational and leadership experience

VANCOUVER, British Columbia--(BUSINESS WIRE)--September 5, 2018--Sierra Wireless (NASDAQ: SWIR) (TSX: SW), the leading provider of fully integrated device-to-cloud solutions for the Internet of Things (IoT), today announced the appointment of Russell N. Jones, CPA, C.A., to the company’s Board of Directors. Mr. Jones, an accomplished business and technology industry executive, brings more than 37 years of international operational and leadership experience with leading technology companies, including Canadian e-commerce leader Shopify, Mitel Corporation, Newbridge Networks, Watchfire and Quake Technologies, just to name a few. He replaces outgoing director Chuck Levine, who will step down following the September Board of Directors meeting.

“Russ brings a wealth of high-caliber financial and operational expertise that will be vital for Sierra Wireless as we continue to enhance our bottom line and invest in key strategic initiatives to grow our IoT leadership position in device-to-cloud solutions,” said Kent Thexton, interim president and CEO, Sierra Wireless. “We are very pleased to have Russ join our board.”

Mr. Jones was the CFO at Shopify from March 2011 to April 2018, taking the company public in May 2015. Prior to Shopify, he spent three years in Silicon Valley serving both BDNA Corporation and Xambala Incorporated as their CFO. He held senior executive roles at several companies, including Mitel Corporation, Newbridge Networks, Watchfire and Quake Technologies. He also co-founded a CFO advisory firm focused on early stage technology companies. Mr. Jones is a director of CPA Ontario and sits on both its HR and Finance and Audit Committees. He holds a Bachelor of Commerce (Honors) from Carleton University and an ICD.D certification.

“This is a pivotal time to be joining Sierra Wireless as the company accelerates its transformation and scales its integrated IoT solutions business,” said Mr. Jones. “I look forward to working with the entire Sierra Wireless team to help advance the company’s unique pure-play position in the IoT ecosystem and accelerate growth of its recurring, subscription-based IoT services.”

About Sierra Wireless

Sierra Wireless (NASDAQ: SWIR) (TSX: SW) is an IoT pioneer, empowering businesses and industries to transform and thrive in the connected economy. Customers Start with Sierra because we offer a device to cloud solution, comprised of embedded and networking solutions seamlessly integrated with our secure cloud and connectivity services. OEMs and enterprises worldwide rely on our expertise in delivering fully integrated solutions to reduce complexity, turn data into intelligence and get their connected products and services to market faster. Sierra Wireless has more than 1,300 employees globally and operates R&D centers in North America, Europe and Asia. For more information, visit www.sierrawireless.com.

Connect with Sierra Wireless on the IoT Blog at http://www.sierrawireless.com/iot-blog, on Twitter at @SierraWireless, on LinkedIn at http://www.linkedin.com/company/sierra-wireless and on YouTube at http://www.youtube.com/SierraWireless.

“Sierra Wireless” is a registered trademark of Sierra Wireless. Other product or service names mentioned herein may be the trademarks of their respective owners.

Forward Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties. These forward-looking statements relate to, among other things, plans and timing for the introduction or enhancement of our services and products, statements about future market conditions, supply conditions, channel and end customer demand conditions, revenues, gross margins, operating expenses, profits, and other expectations, intentions, and plans contained in this press release that are not historical fact. Our expectations regarding future revenues and earnings depend in part upon our ability to successfully develop, manufacture, and supply products that we do not produce today and that meet defined specifications. When used in this press release, the words "plan", "expect", "believe", and similar expressions generally identify forward-looking statements. These statements reflect our current expectations. They are subject to a number of risks and uncertainties, including, but not limited to, changes in technology and changes in the wireless data communications market. In light of the many risks and uncertainties surrounding the wireless data communications market, you should understand that we cannot assure you that the forward-looking statements contained in this press release will be realized.

CONTACT:
Sierra Wireless
Media:
Kim Homeniuk, +1-604-233-8028
pr@sierrawireless.com
or
Investors:
David Climie, +1-604-231-1137
dclimie@sierrawireless.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

		By:	/s/ David G. McLennan

David G. McLennan, Chief Financial Officer and Secretary

Date:	September 5, 2018